UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 1-11781
                                                            CUSIP NUMBER: 240028

[X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q  [ ]  Form 10-D
[ ] Form N-SAR    [ ] Form N-CSR

For the period ended December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For theTransition Period Ended:___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

PART I - REGISTRANT INFORMATION

DAYTON SUPERIOR CORPORATION
Full Name of Registrant

7777 Washington Village Drive, Suite 130
Address of principal executive office (Street and Number)

Dayton, Ohio 45459
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)  The reasons described in reasonable detail in Part III of this
    |       form could not be eliminated without unreasonable effort or
    |       expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] |       portion thereof, will be filed on or before the fifteenth
    |       calendar day following the prescribed due date; or the subject
    |       quarterly report or transition report on Form 10-Q or subject
    |       distribution report on F 10-D, or portion thereof will be filed
    |       on or before the fifth calendar day following the prescribed due
    |       date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dayton Superior Corporation (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period because it is continuing to evaluate the appropriate accounting treatment for certain of its common shares subject to its Management Stockholders' Agreement dated June 16, 2000. The results of this evaluation will not have a material impact on the Company's reported net income (loss) for any accounting period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edward J. Puisis
Executive Vice President and Chief Financial Officer
Dayton Superior Corporation
7777 Washington Village Drive, Suite 130
Dayton, Ohio  45459
(Name)

(937) 428-7172
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify reports.      [ X ] Yes [ ] No

(3) Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
           [ ] Yes [ X ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           DAYTON SUPERIOR CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2006                     DAYTON SUPERIOR CORPORATION


                                            By /s/ Edward J. Puisis
                                               --------------------
                                               Edward J. Puisis
                                               Executive Vice President
                                               and Chief Financial Officer